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                                                              Filed by @plan,inc
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                                       Subject Company:@plan.inc
                                                     Commission File No. 0-25575


FOR IMMEDIATE RELEASE                           CONTACT: Jennifer Blum
                                                DoubleClick (Press)
                                                212.381.5705
                                                jblum@doubleclick.net

                                                Ilona Nemeth
                                                DoubleClick (Investors)
                                                212.381.5744
                                                inemeth@doubleclick.net


                      DOUBLECLICK INC.TO ACQUIRE @PLAN.INC

           -- DoubleClick to Build an Independent Research Division --

NEW YORK and STAMFORD, CONNECTICUT, September 25, 2000 - DoubleClick Inc. (Nasdaq: DCLK), the industry's leading global Internet advertising solutions company, today announced it has entered into a definitive agreement to acquire @plan.inc (Nasdaq: APLN), a leading provider of online market research planning systems, in a deal valued at approximately $120 million. The stock and cash transaction builds on both companies' goals to provide third party objective tools to the media planning community.

Upon completion of the merger, @plan's industry leading research capabilities will form a foundation for DoubleClick to build a research division. This will enable DoubleClick to offer its clients tools that inform advertising and e-commerce decisions. DoubleClick's technology infrastructure, resources and international presence will allow @plan to expand and improve its product line.

Under the terms of the agreement, each @plan stockholder will receive $9.25 for each share of @plan common stock. @plan stockholders will receive 20% of their consideration in cash, and the remainder in DoubleClick common stock. The $9.25 per share value is subject to adjustment, including at DoubleClick's election, in the event that DoubleClick's stock price over the ten trading days ending four trading days before @plan's stockholder meeting is less than $23.87. The purchase price represents a 28% premium to @plan's September 22, 2000 closing price. The transaction, which will be accounted for by the purchase method of accounting, is subject to certain conditions, including regulatory approval and approval by @plan stockholders. The transaction is expected to be completed in the fourth quarter of 2000.

                                   -- more --



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"@plan is one of the industry's most respected market research planning companies," said Kevin Ryan, CEO, DoubleClick. "This transaction will allow DoubleClick to bring world class research and objective planning solutions to the online marketing community. As two industry leaders with a combined client base of over 6,000 top ad agencies, advertisers and Web publishers, we are confident we will further be able to build out our client bases."

@plan, which has historically boasted a greater than 90% client retention rate, is the industry leader in online target market research. The company provides over 500 clients including leading Internet advertisers, agencies and Web publishers such as Young & Rubicam (NY), CNN Interactive, eBay, J. Walter Thompson (Chicago), Microsoft, Ogilvy & Mather (NY), priceline.com, Excite@Home Network, PaineWebber Incorporated, iXL (SF), and Agency.com (NY & Denver), with sophisticated online market research decision support and planning systems. @plan's internally developed ASP system combines databases of consumer survey responses about lifestyle, product preferences and demographic information, with interactive software platforms. This information enables its clients to perform queries and searches to plan their online marketing, retailing, advertising and sales strategies.

"We are delighted to be joining DoubleClick. The company's record of creating innovative technology solutions, coupled with its experienced management team, makes this transaction a strong combination," said Mark Wright, Chairman and CEO, @plan. "Together we will deliver customer driven solutions that will raise the bar for accountability in advertising decision making and planning."

The combined company will be headquartered in New York, and @plan will continue to be based in Connecticut. Mr. Wright will continue to be CEO of @plan until the merger is finalized, and will serve as a consultant after the transaction to assist with the transition. Susan Russo, currently @plan's EVP, will assume COO responsibilities.

Greg Ellis, DoubleClick's V.P. & General Manager of Research, will assume President responsibilities for @plan. Mr. Ellis joined DoubleClick earlier this year to build a valuable research business that supports DoubleClick's overall corporate goals. Mr. Ellis brings over 20 years of senior leadership experience in the research industry, having developed and managed significant businesses for ACNielsen, IRI, and Standard & Poor's/DRI. Most recently, Mr. Ellis served as Chief Operating Officer of Opinion Research Corporation, the highly respected global research organization.

                                   -- more --



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"@plan's products are used as core day-to-day tools by media planners and buyers," said Greg Ellis. "As we took a look at the market and the needs of media buying and e-commerce communities, it became clear that @plan was a strong partner to help DoubleClick build out a separate research division."

ABOUT DOUBLECLICK INC.

DoubleClick Inc. (www.doubleclick.net) is a leading provider of comprehensive global Internet advertising solutions for marketers and Web publishers. Combining technology, media and data expertise, DoubleClick centralizes planning, execution, control, tracking and reporting for online media campaigns. DoubleClick Inc. has Global headquarters in New York City and maintains over 40 offices around the world.

ABOUT @PLAN

@plan.inc provides online tools for optimizing Internet advertising and merchandising strategies through its target market research planning systems. @plan's systems are specifically designed for Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers. @plan's internally developed systems, which clients access through its Web site, combine @plan's database of consumer survey responses about lifestyle, product preferences and demographic information with powerful technology that enables @plan's clients to perform queries and searches to plan campaigns and strategies.

                                      # # #


Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: This news release contains statements of a forward-looking nature relating to the future events or the future financial results of DoubleClick. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider the various factors which could cause actual events or results to differ materially from those indicated from such forward-looking statements, including the matters set forth in DoubleClick's reports and documents filed from time to time with the Securities and Exchange Commission.

         Additional Information and Where to Find It: It is expected that DoubleClick will file a Registration Statement on Form S-4 with the Securities and Exchange Commission and @plan will file a proxy statement with the SEC in connection with the Merger, and that DoubleClick and @plan will mail a Proxy Statement/Prospectus to stockholders of @plan containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about DoubleClick, @plan, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus, once available, and DoubleClick's other SEC filings may be obtained from DoubleClick by directing a request through the Investors Relations portion of DoubleClick's website at http://www.doubleclick.net or by mail to DoubleClick Inc., 450 West 33rd Street, New York, NY 10001, Attention: Investor Relations, Telephone: (212) 683-0001. Free copies of the Proxy Statement/Prospectus, once available, and @plan's other SEC filings may be obtained from @plan by directing a request through the Investors Relations portion of @plan's website at





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http://www.webplan.net or by mail to @plan.inc, Three Landmark Square, Suite
400, Stamford, CT 06901, Attention: Investor Relations, Telephone: (203)
961-0340.

         In addition to the Registration Statement and the Proxy Statement/Prospectus, DoubleClick and @plan file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by DoubleClick or @plan at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DoubleClick's and @plan's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

         Participants in Solicitation: @plan and DoubleClick and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from @plan's stockholders in favor of the adoption of the merger agreement. A description of any interests that @plan's and DoubleClick's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.